Exhibit 99.1

Perion Introduces Undertone’s New Division to Address Retail’s
Biggest Unsolved Digital Dilemma

Advanced AI synthesizes data from multiple sources to continually optimize ROAS and foot traffic through proprietary, Intelligent High Impact, digital circulars.

TEL AVIV & NEW YORK – June 17, 2021 – Perion Network Ltd. (NASDAQ:PERI) a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – announced today that Undertone, a leader in data-driven, Intelligent High Impact campaigns across screens, has a new division dedicated to retail marketing. Retailers are now able to deliver dynamically updated, personalized, and geographically-sensitive pricing – on an item-by-item and bundled basis – across its suite of high impact digital display units.

The convergence of dynamic, AI-driven optimization and Undertone’s breakthrough creative has been beta tested in the circular market - with millions of consumer interactions - and has been proven to be an omni-channel home run, generating ROAS (Return on Ad Spend) up to 9x, increasing low price perception by over 60% and aiding in up to 83% brand awareness, per Lucid studies conducted.

The new Retail platform and its innovative digital circular could not come at a more perfect time.  Grocery retailers are looking forward to enormous upside – industry sales are expected to reach  $1.1 trillion by 2027, according to Grand View Research – as the pandemic has fueled growth in DTC (Direct-to-Consumer) and stay-at-home behaviors.  But this comes in the face of the well-established slow death of print media, which has dramatically reduced the distribution of the conventional circular.

Meghan Galligan, Senior Manager of Digital Media, and Experience at Stop & Shop, who participated in the high impact circular beta test, noted that:

“Undertone’s high impact circular capabilities were extremely turn-key to execute and have allowed us transform the content and distribution of our weekly ad.  Not only it is personalized, but Undertone’s interactive formats also provided the ideal canvas to showcase a curated selection of top deals each week, specific to geographic shopping behaviors.  We are planning to scale this technology to ensure our customers are getting the content that is right for them.  Based on the results of our initial campaigns, it’s clear our shoppers love it too!”

Undertone plans to expand its Retail platform and Price & Item technology more deeply into the retail operating system, since the data solutions it provides have end-to-end impact, from supply chain and warehousing to POS.

Undertone President, Dan Aks, “Undertone’s Retail platform s is an innovation driven by our core assets, and unique ability to combine data, technology and creative to drive outsized results for our clients. We have been listening carefully to our retail partners – particularly in grocery – as they have shared the complex challenges they face in today’s hyper-competitive, digital-first environment.  We believe that our new division will become an invaluable strategic and operational partner as they build their moats.”

Doron Gerstel, Perion’s CEO, added “Our healthy early growth - and exciting future in the Retail Media vertical – represent the next level of Perion’s cross-channel diversification strategy. We’re putting more and more efforts to verticalize our offerings and gain both market share and long-term partnerships with our important customer partners.”

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition, and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions, and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

About Perion Network Ltd.
Perion is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About Undertone

Undertone creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200MM+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike. Visit undertone.com to learn more.

Contact Information:

Rami Rozen, VP of Investor Relations +972 52 569 4441 ramir@perion.com

Source: Perion Network Ltd.